SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

June 2012

Commission File Number: 333-153452

ECOPETROL S.A.

(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69

BOGOTA – COLOMBIA

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

The company placed the most competitive bids for 6 blocks in recent U.S. Gulf Coast (Gulf of Mexico) Lease Sale

Ecopetrol to increase its presence in the deepwater U.S. Gulf Coast (Gulf of Mexico)

•         Ecopetrol placed bids partnering with Repsol E&P USA Inc, Murphy Exploration and Production Company, Apache Corporation and Samson Offshore.

•         With the results from this round, Ecopetrol could raise its share to 122 blocks in one of the most attractive areas for exploration in the world.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) placed the most competitive bids in 6 blocks in the “Central Planning Area Lease Sale 216/222” round through its U.S. affiliate (Ecopetrol America Inc.) held in New Orleans as was disclosed by the Bureau of Ocean Energy Management (BOEM), the governmental authority in charge of the process in the United States.

Murphy Exploration and Production and Repsol E&P USA Inc are Ecopetrol’s partners in 5 blocks and Apache Corporation and Samson Offshore is a partner in one block.

The official awarding of the blocks will be conducted by the BOEM in the coming months after the final review of bids and ascertaining that the companies fulfill the conditions required for the round.

The bids placed by Ecopetrol and its partners in the 6 blocks amount in the aggregate to approximately US $40 million with Ecopetrol’s share approximately US$12.75 million.

These blocks allow deep sea hydrocarbon exploration in water depths of over 800 meters for a 7 to 10-year period.

The new blocks are in addition to the 42 obtained on the U.S. Gulf Coast (Gulf of Mexico) in previous Lease Sales. If awarded, with these 6 blocks, Ecopetrol will increase its participation in this prolific hydrocarbon basin to 122 blocks.

56 companies participated in the round of offshore blocks located in the U.S. Gulf Coast (Gulf of Mexico), and placed 593 bids on 454 blocks. The total area offered was 2.4 million acres.

Ecopetrol believes that the results obtained strengthen Ecopetrol’s position in the U.S. Gulf Coast (Gulf of Mexico), considered a focus area in its internationalization process.

Bogotá D.C., June 25, 2012

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 25, 2012

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer